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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                 for the transition period from    to

                             Commission File number:

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BE Aerospace, Inc. Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              BE Aerospace, Inc.
              1400 Corporate Center Way
              Wellington, Florida 33414-2105

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



BE AEROSPACE, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31,
     2005 and 2004                                                            2

   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2005 and 2004                                   3

   Notes to Financial Statements as of December 31, 2005 and 2004, and
     for the Years Ended December 31, 2005 and 2004                         4-8

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE
   DEPARTMENT OF LABOR'S RULES AND REGULATIONS:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held
     at End of Year) as of December 31, 2005                                  10

   Form 5500, Schedule H, Part IV, Line 4j--Schedule of Reportable
     Transactions for the Year Ended December 31, 2005                        11

   NOTE: All other schedules required by the Department of Labor's
         Rules and Regulations for Reporting and Disclosure are omitted because of the absence of the conditions under which they are required.


SIGNATURE PAGE                                                                12

EXHIBIT INDEX                                                                 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analyses and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2005 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Costa Mesa, California
June 28, 2006

BE AEROSPACE, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                       2005              2004

ASSETS:
  Investments--at fair value:
    Investment in the UBS Trust Company Common
      and Collective Trusts                        $ 79,933,628     $ 69,518,473
    BE Aerospace, Inc. common stock                  25,750,014       14,724,478
    Loans to participants                               536,930          622,562
                                                   ------------     ------------

           Total investments                        106,220,572       84,865,513
                                                   ------------     ------------

  Receivables:
    Employer contributions                              383,476          299,460
    Participant contributions                           411,322          342,020
                                                   ------------     ------------

           Total receivables                            794,798          641,480

  Cash and cash equivalents                             126,514           78,298
                                                   ------------     ------------

           Total assets                             107,141,884       85,585,291
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $107,141,884     $ 85,585,291
                                                   ============     ============

See report of independent registered public accounting firm and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                        2005             2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments  $ 17,047,753     $ 13,278,597
    Interest and dividends                               38,900           37,590
                                                   ------------     ------------

           Total investment income                   17,086,653       13,316,187

  Contributions and rollovers:

    Employer                                          2,892,842        2,188,635
    Participant                                       7,688,228        6,777,966
                                                   ------------     ------------

           Total additions to net assets             27,667,723       22,282,788
                                                   ------------     ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Distributions to participants or their
    beneficiaries                                     5,593,882        6,320,120
  Plan administrative expenses                          517,248          467,944
                                                   ------------     ------------

           Total deductions from net assets           6,111,130        6,788,064
                                                   ------------     ------------

NET INCREASE                                         21,556,593       15,494,724
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR
  BENEFITS--Beginning of year                        85,585,291       70,090,567
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR
   BENEFITS--End of year                           $107,141,884     $ 85,585,291
                                                   ============     ============

See report of independent registered public accounting firm and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    Description of Plan--Effective January 1, 2002, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the "Plan"), as amended and restated, to comply with the Economic Growth and Tax Relief Reconciliation Act. The Plan is a defined-contribution retirement plan designed to qualify under Internal Revenue Code ("IRC") Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

    Under the Plan, contributions are made on behalf of employees (participants) who choose to defer a portion of their total gross pay. The maximum contribution rate for non-highly compensated participants is 100% of their gross pay.

    Under the Plan, participants become fully vested in the Company's contributions after three years of service with the Company. The Plan also allows all employees who are projected to attain age 50 before the close of the Plan year to make catch-up contributions each year which were limited to $4,000 and $3,000 for the years ended December 31, 2005 and 2004, respectively.

    Participant Contributions--Participants can make pretax contributions of up to $14,000 for the year ended December 31, 2005 and $13,000 for the year ended December 31, 2004. Participants are fully vested in their contributions immediately.

    Company Contributions--The Plan provides for employer-matching contributions of the participant's contributions to be determined by the Company's management. Company matching contributions are made in the form of the Company's common stock (the "Stock"). Participants age 55 or older have the option of receiving the matching contributions in cash. The Stock is held by UBS Trust Company (the "Trustee") and reported at fair value as determined by published market prices. Effective January 1, 2006, all Company matching contributions will be made in cash. During the years ended December 31, 2005 and 2004, matching contributions were 50% of deferrals up to 8% of eligible compensation (as defined) for a maximum matching contribution of 4%.

    Termination Benefits and Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, plus earnings thereon, is based on the participant's years of continuous service. Participants become fully vested in Company contributions after three years of credited service. On termination of service due to death, disability, or retirement, a participant shall become fully vested in all matching contributions and earnings thereon.

    Participant Loans- Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

    Payment of Benefits - Upon termination of service, a participant may generally elect to receive either a lump-sum amount or installments equal to the value of the participant's vested interest in his or her account. If the value of the vested portion of the participant's account is $5,000 or less, the Plan will immediately distribute the entire vested portion of the participant's account.

    Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

    Forfeitures--At December 31, 2005 and 2004, forfeited nonvested accounts totaled $8,147 and $39,836, respectively. Forfeited nonvested account balances of $96,186, and $321,352 were used to reduce employer contributions for the years ended December 31, 2005 and 2004, respectively.

    Cash and Cash Equivalents--Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

    2006 Plan Amendments - Effective July 1, 2006, the Company amended the Plan provisions related to Company matching contributions. The Company will make matching contributions equal to 100% of the first 3% of participant contributions and an additional 50% for the next 2% of participant contributions, not to exceed 4%. The participants will immediately vest in the Company matching contributions made after July 1, 2006. Matching contributions made prior to July 1, 2006 will be vested immediately on that date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting--The financial statements of the Plan are prepared under the accrual basis of accounting generally accepted in the United States of America.

    Investment in the UBS Trust Company Common and Collective Trusts--The investment in the UBS Trust Company Common and Collective Trusts (the "Trusts") consists primarily of a guaranteed insurance contract ("GIC") and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that their fair value at December 31, 2005 and 2004, as determined by quoted or published market prices. The crediting interest rates were 3.90% and 3.45% at December 31, 2005 and 2004, respectively. All other investments are stated at their fair value.

    Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balance.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payments of Benefits--Benefits paid to participants are paid in accordance with the terms of the Plan. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $119,133 and $204,789 at December 31, 2005 and 2004, respectively.

    Administrative Expenses--Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Agreement.

    Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Plan Termination--Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants become fully vested in their employer contributions.

    Risks and Uncertainties - The Plan provides for various investment options in any combination of common and collective trust accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in the net assets available for benefits.

3.  INVESTMENTS

    The Plan's investments, at fair value, that represented 5% or more of the Plan's net assets available for benefits are as follows as of December 31:

                                                                   2005           2004
       GIC Portfolio of the UBS Trust Company                   $17,901,057    $16,681,557
       Balanced Value Portfolio of the UBS Trust Company          5,719,767      5,335,724
       Capital Growth Portfolio of the UBS Trust Company          8,416,177      7,993,969
       Strategic Balanced Portfolio of the UBS Trust Company      7,109,314      5,991,948
    *  Strategic Growth Portfolio of the UBS Trust Company           -           5,117,660
       Mid-Cap Value Portfolio of the UBS Trust Company           9,711,585      9,145,073
       Overseas Equity Portfolio of the UBS Trust Company         7,597,197      5,614,241
    *  S&P 500 Index Portfolio of the UBS Trust Company              -           4,425,253
    ** BE Aerospace, Inc. Common Stock                           25,750,014     14,724,478

    *  Reflects 2004 investments with 2005 balances that did not exceed 5% of net assets available for benefit in 2005.
    ** Nonparticipant-directed.

    During the years ended December 31, 2005 and 2004, net appreciation in fair value of the Plan's investments was as follows:


                                                    2005            2004

    Common and collective trusts                $ 4,308,882     $ 5,161,687
    Common stock**                               12,738,871       8,116,910
                                                -----------     -----------

                                                $17,047,753     $13,278,597
                                                ===========     ===========

    **Nonparticipant-directed.

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2005 and 2004, and for the year ended December 31, 2005, is as follows:

                                                          2005           2004

Net assets:                                          $ 25,750,014   $ 14,724,478
BE Aerospace, Inc. Common Stock

Changes in net assets:
Net appreciation in fair value of investments          12,738,871
Participant contributions                                  --
Employer contributions                                  2,628,003
Benefits paid to participants                              (4,684)
Transfers to participant-directed investments          (4,336,654)
                                                     ------------
Net change                                             11,025,536

BE Aerospace, Inc. Common Stock - beginning of year    14,724,478
                                                     ------------

BE Aerospace, Inc. Common Stock - end of year        $ 25,750,014
                                                     ============

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

                                                                        2005                2004
Net assets available for benefits per the financial statements     $ 107,141,884      $  85,585,291
Amounts allocated to withdrawing participants                           (119,133)          (204,789)
                                                                   -------------      -------------

Net assets available for benefits per the Form 5500                $ 107,022,751      $  85,380,502
                                                                   =============      =============

    The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:


    Benefits paid to participants per the financial statements       $5,593,882
    Add:  Amounts allocated to withdrawing participants at
          December 31, 2005                                             119,133
    Less: Amounts allocated to withdrawing participants at
          December 31, 2004                                            (204,789)
                                                                     ----------

    Benefits paid to participants per Form 5500                      $5,508,226
                                                                     ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.

6.  PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are shares of funds managed by UBS Trust Company. UBS Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

    At December 31, 2005 and 2004, the Plan held 1,169,228 and 1,264,068 shares, respectively, of common stock of BE Aerospace, Inc., the sponsoring employer, with a cost basis of $9,437,298 and $8,885,360, respectively.

7.  INCOME TAXES

    The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 16, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                   SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO
                 THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS

BE AEROSPACE, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

--------------------------------------------------------------------------------

    (a)             (b)                                 (c)                                       (d)                       (e)
             Identity of Issuer,        Description of Investment, Including
             Borrower, Lessor or           Maturity Date, Rate of Interest,                       Cost                Current Value
                Similar Party             Collateral, Par or Maturity Value
     *       UBS Trust Company          GIC Portfolio                                             **                 $ 17,901,057
     *       UBS Trust Company          Balanced Value Portfolio                                  **                    5,719,767
     *       UBS Trust Company          Capital Growth Portfolio                                  **                    8,416,177
     *       UBS Trust Company          Strategic Balanced Portfolio                              **                    7,109,314
     *       UBS Trust Company          Strategic Growth Portfolio                                **                    4,927,078
     *       UBS Trust Company          Mid-Cap Value Portfolio                                   **                    9,711,585
     *       UBS Trust Company          Overseas Equity Portfolio                                 **                    7,597,197
     *       UBS Trust Company          S&P 500 Index Portfolio                                   **                    4,609,359
     *       UBS Trust Company          Small Company Growth Portfolio                            **                    2,588,845
     *       UBS Trust Company          Concentrated Growth Portfolio                             **                    2,318,667
     *       UBS Trust Company          Conservative Bond Portfolio                               **                    3,407,367
     *       UBS Trust Company          Large Company Value Portfolio                             **                    3,503,503
     *       UBS Trust Company          Mid-Cap Growth Portfolio                                  **                    1,478,417
     *       UBS Trust Company          US Allocation Portfolio                                   **                      157,301
     *       UBS Trust Company          Multi-Asset Portfolio                                     **                      487,994
     *       BE Aerospace, Inc.         Common Stock                                         $9,437,298                25,750,014
     *       Loan to participants       Participant loans (maturing 2005 to 2015 at
                                        interest rates of 5.0% to 10.5%)                          **                      536,930
                                                                                                                    -------------

                                                                                                                    $ 106,220,572
                                                                                                                    =============
     *       Party-in-interest
     **      Cost information is not required for participant-directed investments and therefore is not included.
             Note: All investments in the UBS Trust Company are comprised of common and collective trusts.

BE AEROSPACE, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

------------------------------------------------------------------------------------------------------

                                         Purchase       Selling         Cost of
                                          Price          Price           Asset        Net Gain

Common stock of BE Aerospace, Inc.*     $   63,426     $4,397,917     $2,148,120     $2,249,797
  --5 purchases and 225 sales


* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BE AEROSPACE, INC.
                                          Savings Plan


Date:  June 28, 2006                      By: /s/ Joseph A. Piegari
                                             -----------------------------------
                                             Name:  Joseph A. Piegari
                                             Title: Plan Administrator
                                                    BE AEROSPACE, INC.

                                  EXHIBIT INDEX

   Exhibit
    Number         Description of Document
   -------         -----------------------

     23.1          Consent of Independent Registered Public Accounting Firm